SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  James W. Averett,
                  Southern Nuclear Operating Company
                  P. O. Box 1295 40 Inverness Center
                  Birmingham, AL 35201-1295

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Vice President - Administrative Services for Southern Nuclear

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                           Salary or other
                           compensations
Name of         received      to be         Person or company from whom received
recipient                     received      or to be received
                  (a)           (b)
James M.          N/A*          N/A*        Southern Nuclear Operating Company
Averett

* Filing supplementary statement only. The undersigned has not engaged in any activity within the scope of Section 12(i) of the Act.

           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: None

           (b) Itemized list of all other expenses:  None





Date January 28, 2000                       (Signed) /s/ James M. Averett
                                                         James M. Averett